NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ("NYSE" or the "Exchange") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to remove the entire class of Warrants to Purchase Common Stock ("Warants") of Polished.com Inc. (the "Company") from listing and registration on the Exchange on November 10, 2023, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Company's Warrants are no longer suitable for continued listing and trading on the NYSE. NYSE Regulation has determined that the Company's Warrants are no longer suitable for listing pursuant to Section 1001 of the NYSE American Company Guide due to the low trading price of such Warrants. On August 15, 2023, the Exchange determined that the Company's Warrants should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Warrants from listing and registration on the NYSE. The Company was notified on August 15, 2023. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on August 15, 2023, and trading in the Warrants was immediately suspended. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange, the determination to delist the Warrants, provided it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company filed such a request on August 21, 2023, within the specified time period. On October 11, 2023, the Committee issued a decision in which it upheld the Exchange's previously announced determination to delist the Company's Warrants. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.